UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE  TO

Tender Offer Statement under Section  14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

PACKETEER, INC.

(Name of Subject Company)

ELLIOTT QOS LLC

ELLIOTT ASSOCIATES, L.P.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

695210104

(CUSIP Number of Class of Securities)

Jesse A. Cohn

Elliott Associates, L.P.

712 Fifth Avenue, 36th Floor

New York, New York 10019

Telephone: (212)  506-2999

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Robert B. Schumer

Steven J. Williams

Paul, Weiss, Rifkind, Wharton  & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Telephone: (212)  373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$189,202,827	$7,435.67
*

Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 32,906,014 shares of common stock of Packeteer, Inc. (“Packeteer ”) outstanding as of February 27, 2008 (which amount includes all 36,465,131 outstanding shares of common stock of Packeteer other than the 3,559,117 shares of common stock beneficially owned by Elliott Associates, L.P. and its affiliated funds), stock options outstanding as of December 31, 2007 with respect to 888,000 shares of common stock of Packeteer (which amount includes stock options with exercise prices less than the per share offer price), all restricted stock units outstanding as of December 31, 2007 with respect to 529,000 shares of common stock of Packeteer and performance shares outstanding as of December 31, 2007 with respect to 77,500 shares of common stock of Packeteer (which amount assumes a change of control prior to February 28, 2009). The number of outstanding shares, stock options, restricted stock units and performance shares is contained in Packeteer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000393.
☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,435.67	Filing Party:	Elliott QoS LLC Elliott Associates, L.P.
Form or Registration No.:	SC TO-T	Date Filed:	March 20, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 9, and Item 11.

This amendment No. 2 to Schedule TO (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 20, 2008, as amended (the “Schedule TO”), by Elliott QoS LLC, a Delaware limited liability company and a subsidiary of Elliott Associates, L.P., a Delaware limited partnership, to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Packeteer, Inc., a Delaware corporation, at $5.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 20, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Except as specifically set forth herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO. All capitalized terms used in this Amendment No. 2 and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

THE OFFER TO PURCHASE ATTACHED AS EXHIBIT (a)(1)(i) TO THE SCHEDULE TO IS AMENDED AS FOLLOWS:

THE OFFER

3.  Procedure for Tendering Shares

The third paragraph of “The Offer – Section 3 – Procedure for Tendering Shares – Valid Tender of Shares” is deleted in its entirety and replaced with the following paragraph:

“The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered, (ii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (iii) when the Shares are accepted for payment by us, we will acquire good and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.”

9.  Certain Information Concerning the Purchaser and Elliott Associates

The fourth paragraph of “The Offer – Section 9 – Certain Information Concerning the Purchaser and Elliott Associates” is deleted in its entirety and replaced with the following paragraph:

“Except as set forth above or elsewhere in this Offer to Purchase: (a) none of the Purchaser, Elliott Associates, the persons listed in Schedule I hereto or any associate or majority-owned subsidiary of Elliott Associates, the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (b) none of Elliott Associates, the Purchaser or the persons or entities referred to in clause (a) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (c) none of Elliott Associates, the Purchaser or the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement or understanding, whether or not legally enforceable, with any other person with respect to any securities of the Company (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations); (d) during the two years before the date of this Offer to Purchase, there have been no transactions between Elliott Associates, the Purchaser, their subsidiaries or any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors, controlling persons or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (e) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between

Elliott Associates, the Purchaser, their subsidiaries or any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer for or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (f) none of Elliott Associates, the Purchaser or the persons listed in Schedule I to this Offer to Purchase has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (g) none of Elliott Associates, the Purchaser or the persons listed in Schedule I to this Offer to Purchase has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.”

10.  Source and Amount of Funds

The last two sentence of the first paragraph of “The Offer – Section 10 – Source and Amount of Funds” are deleted in their entirety and replaced with the following sentences:

“All of such funds are currently expected to be obtained from Elliott Associates’ working capital. While we have had discussions with third parties concerning alternative debt or equity financing for the transaction, we have not entered into any agreement with respect to any such alternative financing.”

12.   Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights

The third paragraph of “The Offer – Section 12 – Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights – Statutory Requirements; Approval of the Merger” is deleted in its entirety and replaced with the following paragraph:

“The Offer is subject to satisfaction of the Section 203 Condition, which will be satisfied if (i) prior to the acceptance for payment of Shares pursuant to the Offer, the Company Board approves the Offer and the Merger or (ii) on or prior to the Expiration Date, there are validly tendered and not withdrawn a number of Shares which, together with the Shares then owned by us, would represent at least 85% of the Shares outstanding on the date hereof (excluding Shares owned by certain employee stock plans and persons who are directors and also officers of the Company).”

14.   Conditions of the Offer

Clause (g) of paragraph (i) of “The Offer – Section 14 – Conditions of the Offer” is amended by deleting the following phrase:

“to us or any of our subsidiaries or affiliates.”

Paragraph (iii) of “The Offer – Section 14 – Conditions of the Offer” is amended by deleting the following phrase:

“to us or any of our subsidiaries or affiliates.”

Clause (ii) of paragraph (x) of “The Offer – Section 14 – Conditions of the Offer” is amended by deleting the following parenthetical phrase:

“(including any action or omission by the Elliott Funds or the Purchaser).”

The first sentence of the last paragraph of “The Offer – Section 14 – Conditions of the Offer” deleted in its entirety and replaced with the following sentence:

“The foregoing conditions are for the sole benefit of Elliott Associates, the Purchaser and their affiliates and may be asserted by us or Elliott Associates in our reasonable discretion or may be waived by us in our reasonable discretion in whole or in part at any time or from time to time on or prior to the Expiration Date (provided that all conditions to the Offer other than those dependent upon the receipt of government approvals must be satisfied or waived prior to expiration of the Offer).”

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated March 20, 2008.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Summary Advertisement dated March 20, 2008.*

(a)(5)(i)	Press Release issued by Elliott Associates, L.P., dated March 20, 2008.*

(a)(5)(ii)	Press Release issued by Elliott Associates, L.P., dated April 2, 2008.*

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

________________ * Previously filed.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2008.

ELLIOTT QOS LLC
By:	/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

ELLIOTT ASSOCIATES, L.P.

By:	Elliott Capital Advisors, L.P., as General Partner
By:	Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated March 20, 2008.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Summary Advertisement dated March 20, 2008.*

(a)(5)(i)	Press Release issued by Elliott Associates, L.P., dated March 20, 2008.*

(a)(5)(ii)	Press Release issued by Elliott Associates, L.P., dated April 2, 2008.*

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

________________ * Previously filed.